UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Honest Company, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

438333106

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS THC Shared Abacus, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 99,023
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 99,023

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

Calculated based on 100,961,365 shares of common stock, par value $0.0001 per share outstanding as of November 8, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2024.

1	NAME OF REPORTING PERSONS J. Michael Chu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 99,023
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 99,023

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]

Calculated based on 100,961,365 shares of common stock, par value $0.0001 per share outstanding as of November 8, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2024.

1	NAME OF REPORTING PERSONS Scott A. Dahnke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 99,023
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 99,023

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%[3]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[3]

Calculated based on 100,961,365 shares of common stock, par value $0.0001 per share outstanding as of November 8, 2024, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 12, 2024.

Item 1(a).	Name of Issuer:

The Honest Company, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12130 Millennium Dr., #500

Los Angeles, CA 90094

Item 2(a).	Name of Persons Filing.

This statement is filed on behalf of each of the following entities, all of whom together are referred to herein as the “Reporting Persons”:

(i)	THC Shared Abacus, LP

(ii)	J. Michael Chu

(iii)	Scott A. Dahnke

Item 2(b).	Address of Principal Business Office or, if None, Residence.

599 West Putnam Avenue

Greenwich, Connecticut 06830

Item 2(c).	Citizenship.

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

438333106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See responses to Item 9 on each cover page.

(b)	Percent of Class: See responses to Item 11 on each cover page.

(c)	Number of shares as to which each of the Reporting Persons has:

(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

The number of shares and percentages reflected herein include sales of common stock from September 30, 2024 through the date hereof.

This Schedule 13G includes an aggregate of 99,023 shares of common stock held by certain of the Reporting Persons and individuals associated with certain of the Reporting Persons as awards for such individuals’ service on the board of directors of the Issuer. The Reporting Persons and their affiliates have a pecuniary interest in such shares.

This statement on Schedule 13G (this “Statement”) shall not be construed as an admission that the Reporting Persons or any of the foregoing are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Each of the Reporting Persons has ceased to own 5% of the total issued and outstanding common stock and as such is making an exit filing.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

THC Shared Abacus, LP
By: C8 Management, L.L.C., its General Partner

By:	/s/ J. Michael Chu
Name: J. Michael Chu
Title: Authorized Person

By:	/s/ J. Michael Chu
Name: J. Michael Chu

By:	/s/ Scott A. Dahnke
Name: Scott A. Dahnke

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022, incorporated herein by reference to Exhibit 1 of the statement on Schedule 13G filed by the Reporting Persons on February 15, 2024.